FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on October 31, 2012, by Panasonic Corporation (the registrant), announcing consolidated financial results for the second quarter and six months ended September 30, 2012 (fiscal 2013).

2.	Supplemental consolidated financial data for the second quarter and six months ended September 30, 2012 (fiscal 2013).

3.	News release issued on October 31, 2012, by the registrant, announcing to reorganize Systems & Communications Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: November 2, 2012

October 31, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)

Global Public Relations Office

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Shozo Mizuno (Japan)

Corporate Finance & IR Group

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS SECOND-QUARTER AND SIX-MONTH RESULTS

- Goodwill impairment and Increase in Valuation Allowances to Deferred Tax

Assets Cause Net Loss; Revises Annual Forecast Downward -

Osaka, Japan, October 31, 2012 — Panasonic Corporation (Panasonic [NYSE: PC/TSE:6752]) today reported its consolidated financial results for the second quarter and six months ended September 30, 2012, of the current fiscal year ending March 31, 2013 (fiscal 2013).

Consolidated Second-quarter Results

Consolidated group sales for the second quarter decreased by 12% to 1,823.7 billion yen compared with 2,075.7 billion yen for the second quarter of the year ended March 31, 2012 (fiscal 2012), due mainly to sales decrease in digital products under severe global competition as well as weak Japanese markets for flat-panel TVs and global note PCs. Of the consolidated group total, domestic sales amounted to 956.1 billion yen, down by 11% from 1,068.8 billion yen a year ago. Overseas sales decreased by 14% to 867.6 billion yen from 1,006.9 billion yen a year ago.

During the second quarter under review, despite signs of a moderate recovery, the global economy continues to contract with much deep remaining uncertainty due to the European financial crisis and slowdown of the Asian economic expansion including China. In the meantime, the Japanese market partly showed its recovery with the growing reconstruction demand following the Great East Japan Earthquake and the automobile sales growth thanks to the eco-car subsidy. However, the electronics industry continued to be difficult with downturn in digital products, especially flat-panel TVs, and sales decline in electronic components.

Under such business circumstances, Panasonic has been working towards filtering unprofitable models and enhancing BtoB businesses with one of its basic guidelines, “Focus on Profitability.”

Operating profit1 increased to 48.8 billion yen from 42.0 billion yen a year ago, due to fixed cost reductions and streamlining material costs. In the meantime, pre-tax loss was 316.5 billion yen compared with a loss of 141.9 billion yen a year ago, due mainly to business restructuring expenses including impairment losses of goodwill and intangible assets. Net loss attributable to Panasonic Corporation amounted to 698.0 billion yen compared with a loss of 105.8 billion yen a year ago as a result of the increase in valuation allowances to deferred tax assets.

Consolidated Six-month Results

Consolidated group sales for six months ended September 30, 2012 decreased by 9% to 3,638.2 billion yen, compared with 4,005.2 billion yen in the same period of fiscal 2012. Domestic sales amounted to 1,878.2 billion yen, down by 8% from 2,036.4 billion yen a year ago, while overseas sales decreased by 11% to 1,760.0 billion yen, down from 1,968.8 billion yen a year ago.

The company’s operating profit for the first six months increased to 87.4 billion yen, from 47.6 billion yen a year ago. On the other hand, pre-tax loss totaled 278.7 billion yen, compared with a loss of 159.3 billion yen a year ago. This was due mainly to business restructuring expenses of 355.5 billion yen, including impairment losses of goodwill and intangible assets in other deductions in solar, consumer-use lithium-ion batteries and mobile phone businesses. Taking into consideration significant sales decreases in Japan and continuous severe business environment in the third quarter onwards, in accordance with U.S. GAAP, the company increased the valuation allowances to deferred tax assets in Panasonic Corporation and Panasonic Mobile Communications Co., Ltd., and incurred provision for income taxes of 412.5 billion yen. Accordingly, Net loss attributable to Panasonic Corporation amounted to 685.2 billion yen compared with a loss of 136.2 billion yen a year ago.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 15.

Consolidated Six-month Breakdown by Segment

The company’s six-month consolidated sales and profits by segment with previous year comparisons are summarized as follows:

AVC Networks

Sales decreased by 24% to 690.0 billion yen from 913.6 billion yen a year ago. This result was due mainly to significant sales decline in flat-panel TVs, BD recorders and digital cameras. Segment profit significantly improved to 19.9 billion yen, compared with a loss of 15.7 billion yen a year ago due mainly to fixed cost reductions and restructuring effects.

Appliances

Sales increased by 2% to 814.0 billion yen, compared with 801.1 billion yen a year ago. Despite sales decrease in air conditioners, this result was due mainly to sales increases in refrigerators and washing machines. Segment profit was slightly lower than the previous year, amounting to 51.0 billion yen, compared with 52.8 billion yen a year ago.

Systems & Communications

Sales decreased by 12% to 357.3 billion yen from 405.2 billion yen a year ago due mainly to sales decreases in mobile phones and system-related equipment such as compact multifunction printers and private branch exchange (PBX) products. Segment loss amounted to 10.0 billion yen due mainly to sales decrease, compared with a loss of 6.6 billion yen a year ago.

Eco Solutions

Overall sales remained stable at 740.3 billion yen compared with 742.6 billion yen a year ago. Despite sales increases in the lighting and environmental system businesses, this result was due mainly to sales decreases in the energy system business especially home use fire prevention devices in Japan. Segment profit decreased by 4% to 18.6 billion yen from 19.4 billion yen a year ago.

Automotive Systems

Sales significantly increased by 38% to 382.7 billion yen from 277.6 billion yen a year ago due mainly to strong sales in car AVC equipment and car navigation systems compared with the fiscal 2012 results which were affected by the Great East Japan Earthquake. Segment profit significantly improved to 8.7 billion yen from 0.7 billion yen a year ago due mainly to sales increase.

Industrial Devices

Sales decreased by 8% to 693.6 billion yen from 751.7 billion yen a year ago. This result was due mainly to sales decreases in optical pickups and semiconductors. Segment profit significantly improved to 17.9 billion yen compared with a loss of 0.6 billion yen a year ago due mainly to fixed cost reductions.

Energy

Sales decreased by 5% to 292.5 billion yen from 307.7 billion yen a year ago. Despite sales increase in automotive-use batteries, this result was due mainly to sales decreases in consumer-use lithium-ion batteries, and solar photovoltaic systems in Europe. Segment profit improved to 2.8 billion yen compared with a loss of 9.8 billion yen a year ago due mainly to fixed cost reductions and streamlining material costs.

Other

Sales decreased significantly by 29% to 698.3 billion yen from 985.3 billion yen a year ago. The sales decline owing to the SANYO-related business transfers implemented in fiscal 2012 led to the overall sales decrease. Segment profit decreased by 36% to 9.4 billion yen from 14.7 billion yen a year ago due mainly to sales decrease of Manufacturing Solutions Company.

Consolidated Financial Condition

Net cash provided by operating activities for six months ended September 30, 2012 amounted to 20.3 billion yen, an increase of 1.2 billion yen from a year ago. The amount level was almost in line with a year ago, as the increase in valuation allowances to deferred tax assets, and impairment losses of goodwill and intangible assets do not have any impact on cash flow. Net cash used in investing activities amounted to 79.9 billion yen, a decrease of 50.2 billion yen from a year ago. This was due primarily to a decrease in capital expenditures and an increase in proceeds from disposals of investments and property, plant and equipment. Net cash used in financing activities amounted to 46.4 billion yen, a decrease of 36.6 billion yen from a year ago, due mainly to repayment for bonds maturity in fiscal 2012. Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 443.9 billion yen as of September 30, 2012, down 130.5 billion yen, compared with the end of the last fiscal year.

The company’s consolidated total assets as of September 30, 2012 decreased by 1,001.3 billion yen to 5,599.8 billion yen from March 31, 2012. This was due mainly to decreases in other assets and other current assets affected by the impairment losses of goodwill and intangible assets, and the increase in valuation allowances to deferred tax assets, as well as decreases in cash and cash equivalents, and investments and advances. Panasonic Corporation shareholders’ equity decreased by 780.2 billion yen, compared with March 31, 2012, to 1,149.6 billion yen. This was due mainly to decrease in retained earnings according to net loss attributable to Panasonic Corporation and deterioration in accumulated other comprehensive income (loss) along with appreciation of the yen and decline of the market value in investments. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity decreased by 793.3 billion yen to 1,184.3 billion yen compared with March 31, 2012.

Difference Between Result and Forecast for Consolidated Six-month

Regarding the first six months result of fiscal 2013, sales were 3,638.2 billion yen compared with the forecast of 3,960.0 billion yen, due mainly to sales decrease in digital consumer products.

Operating profit was 87.4 billion yen, a slight decrease from the forecast of 90.0 billion yen, as fixed cost reductions and streamlining material costs could not offset the sales decrease.

In the meantime, Pre-tax loss was 278.7 billion yen, compared with the forecast of an income of 60.0 billion yen, due mainly to incurring business restructuring expenses including impairment losses of goodwill and intangible assets in other deductions. The company incurred business restructuring expenses of 355.5 billion yen. This included 237.8 billion yen of impairment loss of goodwill and 87.6 billion yen of impairment loss of intangible assets in solar, consumer-use lithium-ion battery and mobile phone businesses. With continuous price declines in solar, and consumer-use lithium-ion batteries, the company revised the strategies for sales and investment which had resulted in the aforementioned impairments. Regarding the mobile phone business, a decline in market share in Japan and the revision of the overseas development strategy resulted in the aforementioned impairments.

Net loss attributable to Panasonic Corporation was 685.2 billion yen, a deterioration from the original forecast of an income of 15.0 billion yen, due mainly to an increase in valuation allowances to deferred tax assets. The company increased the valuation allowances to deferred tax assets in Panasonic Corporation (371.5 billion yen) and Panasonic Mobile Communications Co., Ltd. (41.0 billion yen) and incurred provision for income taxes of 412.5 billion yen in total in accordance with U.S. GAAP. Based on a decline in profitability due mainly to significant sales decreases in digital consumer products including flat-panel TVs in Japan and continuous severe business environment in the third quarter onwards, the company increased valuation allowances to deferred tax assets of the aforementioned two companies after a careful consideration over the realizability of deferred tax assets in accordance with U.S. GAAP. An increase in valuation allowances to deferred tax assets, as well as impairment losses of goodwill and intangible assets, do not have any impact on cash flow.

Net loss attributable to Panasonic Corporation, per share was 296.39 yen, compared with the forecast of an income of 6.49 yen.

Forecast for Fiscal 2013

Regarding full year forecast for fiscal 2013, the company revised its original sales forecast of 8,100.0 billion yen significantly downward to 7,300.0 billion yen, due mainly to worsening market conditions in digital consumer products and the slowdown economy in emerging countries.

Operating profit is expected to be 140.0 billion yen, a decrease from the previous forecast of 260.0 billion yen due mainly to sales decrease.

Pre-tax loss is forecast to be 365.0 billion yen, a deterioration from the original forecast of an income of 160.0 billion yen, owing primarily to business restructuring expenses in other deductions incurred in six months ended September 30, 2012. Anticipated additional business restructuring expenses in third quarter onward are also expected to contribute to the downward revision of full year forecasts. Total restructuring expenses for fiscal 2013 are expected to be 440.0 billion yen, compared with the original forecast of 41.0 billion yen.

Net loss attributable to Panasonic Corporation is expected to be 765.0 billion yen, a deterioration from the previous forecast of an income of 50.0 billion yen mainly as a result of the aforementioned increase in valuation allowances to deferred tax assets.

Net income attributable to Panasonic Corporation, per share is anticipated to be a loss of 330.93 yen, compared with the previous forecast of an income of 21.63 yen.

Basic Policy for Providing Return to Shareholders and Dividend forecast for fiscal 2013

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation.

In fiscal 2013, the company previously announced on May 11, 2012, its forecast of a total dividend of 10.0 yen per common share to shareholders (5.0 yen each for interim and year-end dividends), considering the above policy and ensuring the stable return of profits to shareholders. However, the company now forecasts a significant net loss again following last fiscal year, while there is an urgent need to improve its financial position. Under such conditions, the Board of Directors of the company resolved today not to distribute dividends for the interim (semi-annual) for fiscal 2013. The year-end dividend for fiscal 2013 is also expected not to be distributed. The company regrets the need to undertake this revision. Though business conditions are expected to become much more severe, every possible effort will be made to improve both business and financial positions as soon as possible aiming for the stable return of profits to shareholders.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statements of Operations and

Consolidated Statements of Comprehensive Income (Loss) *

(Three months ended September 30)

Consolidated Statements of Operations

	Yen (millions)		Percentage 2012/2011
	2012	2011
Net sales	¥1,823,662	¥2,075,650	88%
Cost of sales	(1,359,018)	(1,538,814)
Selling, general and administrative expenses	(415,881)	(494,813)
Interest income	2,343	3,310
Dividends received	310	999
Interest expense	(6,456)	(6,827)
Expenses associated with the implementation of early retirement programs *	(14,091)	(19,738)
Other income (deductions), net *	(347,365)	(161,677)

Income (loss) before income taxes	(316,496)	(141,910)	—

Provision for income taxes	(383,968)	18,808
Equity in earnings of associated companies	1,915	2,569

Net income (loss)	(698,549)	(120,533)	—
Less net income (loss) attributable to noncontrolling interests	(570)	(14,733)

Net income (loss) attributable to Panasonic Corporation	¥(697,979)	¥(105,800)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(301.93) yen	(45.75) yen
per ADS	(301.93) yen	(45.75) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

<Supplementary Information *>
Depreciation (tangible assets)	¥69,779	¥75,394
Capital investment **	¥86,312	¥85,581
R&D expenditures	¥125,983	¥134,670

Number of employees (September 30)	321,896	360,700

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)		Percentage 2012/2011
	2012	2011
Net income (loss)	¥(698,549)	¥(120,533)	—
Other comprehensive income (loss), net of tax
Translation adjustments	(16,405)	(77,110)
Unrealized holding gains (losses) of available-for-sale securities	(4,591)	(32,850)
Unrealized gains (losses) of derivative instruments	(421)	198
Pension liability adjustments	894	3,971

	(20,523)	(105,791)

Comprehensive income (loss)	(719,072)	(226,324)	—
Less comprehensive income (loss) attributable to noncontrolling interests	(1,500)	(19,594)

Comprehensive income (loss) attributable to Panasonic Corporation	¥(717,572)	¥(206,730)	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 15-16.
**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statements of Operations and

Consolidated Statements of Comprehensive Income (Loss) *

(Six months ended September 30)

Consolidated Statements of Operations

	Yen (millions)		Percentage 2012/2011
	2012	2011
Net sales	¥3,638,160	¥4,005,198	91%
Cost of sales	(2,710,013)	(2,994,321)
Selling, general and administrative expenses	(840,781)	(963,278)
Interest income	5,146	6,736
Dividends received	2,538	3,814
Interest expense	(12,082)	(14,172)
Expenses associated with the implementation of early retirement programs *	(14,483)	(23,309)
Other income (deductions), net *	(347,156)	(180,011)

Income (loss) before income taxes	(278,671)	(159,343)	—
Provision for income taxes	(411,421)	1,355
Equity in earnings of associated companies	2,618	4,831

Net income (loss)	(687,474)	(153,157)	—
Less net income (loss) attributable to noncontrolling interests	(2,304)	(17,006)

Net income (loss) attributable to Panasonic Corporation	¥(685,170)	¥(136,151)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	(296.39) yen	(58.88) yen
per ADS	(296.39) yen	(58.88) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

<Supplementary Information *>
Depreciation (tangible assets)	¥137,616	¥150,265
Capital investment **	¥156,898	¥149,521
R&D expenditures	¥248,473	¥266,851
Number of employees (September 30)	321,896	360,700

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)		Percentage 2012/2011
	2012	2011
Net income (loss)	¥(687,474)	¥(153,157)	—
Other comprehensive income (loss), net of tax
Translation adjustments	(67,152)	(105,437)
Unrealized holding gains (losses) of available-for-sale securities	(30,834)	(34,736)
Unrealized gains (losses) of derivative instruments	4,764	1,657
Pension liability adjustments	5,351	6,756

	(87,871)	(131,760)

Comprehensive income (loss)	(775,345)	(284,917)	—
Less comprehensive income (loss) attributable to noncontrolling interests	(6,811)	(23,272)

Comprehensive income (loss) attributable to Panasonic Corporation	¥(768,534)	¥(261,645)	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 15-16.
**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheets **

September 30, 2012

With comparative figures for March 31, 2012

	Yen (millions)
	Sept. 30, 2012	March 31, 2012
Assets
Current assets:
Cash and cash equivalents	¥443,899	¥574,411
Time deposits	27,469	36,575
Short-term investments	461	483
Trade receivables:
Notes	81,340	73,044
Accounts	909,674	963,202
Allowance for doubtful receivables	(24,221)	(26,604)
Inventories	851,730	801,991
Other current assets	309,185	454,663

Total current assets	2,599,537	2,877,765

Investments and advances	349,053	451,879
Property, plant and equipment, net of accumulated depreciation	1,728,015	1,762,558
Other assets	923,146	1,508,853

Total assets	¥5,599,751	¥6,601,055

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥653,519	¥633,847
Trade payables:
Notes	55,183	53,243
Accounts	758,907	797,770
Other current liabilities	1,278,366	1,394,644

Total current liabilities	2,745,975	2,879,504

Noncurrent liabilities:
Long-term debt	908,135	941,768
Other long-term liabilities	761,385	802,217

Total noncurrent liabilities	1,669,520	1,743,985

Total liabilities	4,415,495	4,623,489

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,117,480	1,117,530
Legal reserve	95,544	94,512
Retained earnings	743,407	1,441,177
Accumulated other comprehensive income (loss) *	(818,519)	(735,155)
Treasury stock, at cost	(247,021)	(247,018)

Total Panasonic Corporation shareholders’ equity	1,149,631	1,929,786

Noncontrolling interests	34,625	47,780

Total equity	1,184,256	1,977,566

Total liabilities and equity	¥5,599,751	¥6,601,055

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)
	Sept. 30, 2012	March 31, 2012
Cumulative translation adjustments	¥(544,799)	¥(482,168)
Unrealized holding gains (losses) of available-for-sale securities	(17,513)	13,283
Unrealized gains (losses) of derivative instruments	1,036	(3,728)
Pension liability adjustments	(257,243)	(262,542)

**	See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Information by Segment *

(Six months ended September 30)

By Segment:

	Yen (billions)		Percentage 2012/2011
	2012	2011
[Sales]
AVC Networks	¥690.0	¥913.6	76%
Appliances	814.0	801.1	102%
Systems & Communications	357.3	405.2	88%
Eco Solutions	740.3	742.6	100%
Automotive Systems	382.7	277.6	138%
Industrial Devices	693.6	751.7	92%
Energy	292.5	307.7	95%
Other	698.3	985.3	71%

Subtotal	4,668.7	5,184.8	90%
Eliminations	(1,030.5)	(1,179.6)	—

Consolidated total	¥3,638.2	¥4,005.2	91%

[Segment Profit (Loss)]*
AVC Networks	¥19.9	¥(15.7)	—
Appliances	51.0	52.8	97%
Systems & Communications	(10.0)	(6.6)	—
Eco Solutions	18.6	19.4	96%
Automotive Systems	8.7	0.7	1211%
Industrial Devices	17.9	(0.6)	—
Energy	2.8	(9.8)	—
Other	9.4	14.7	64%

Subtotal	118.3	54.9	215%
Corporate and eliminations	(30.9)	(7.3)	—

Consolidated total	¥87.4	¥47.6	184%

*	See Notes to consolidated financial statements on pages 15-16.

Panasonic Corporation

Consolidated Statements of Cash Flows *

(Six months ended September 30)

	Yen (millions)
	2012	2011
Cash flows from operating activities:
Net income (loss)	¥(687,474)	¥(153,157)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	170,063	191,418
Net (gain) loss on sale of investments	(7,707)	1,159
Cash effects of changes in, excluding acquisition:
Trade receivables	14,452	(31,750)
Inventories	(74,760)	(66,583)
Trade payables	862	(936)
Retirement and severance benefits	(3,821)	(7,880)
Other	608,702	86,878

Net cash provided by operating activities	20,317	19,149

Cash flows from investing activities:
Proceeds from disposition of investments and advances	57,586	21,809
Increase in investments and advances	(1,899)	(3,242)
Capital expenditures	(175,553)	(191,476)
Proceeds from disposals of property, plant and equipment	46,625	33,639
(Increase) decrease in time deposits	7,599	14,251
Other	(14,236)	(5,031)

Net cash used in investing activities	(79,878)	(130,050)

Cash flows from financing activities:
Increase (decrease) in short-term debt	17,654	15,006
Increase (decrease) in long-term debt	(44,112)	(75,129)
Dividends paid to Panasonic Corporation shareholders	(11,559)	(10,351)
Dividends paid to noncontrolling interests	(7,918)	(7,589)
(Increase) decrease in treasury stock	(12)	(9)
Purchase of noncontrolling interests and Other	(499)	(5,013)

Net cash used in financing activities	(46,446)	(83,085)

Effect of exchange rate changes on cash and cash equivalents	(24,505)	(40,245)

Net increase (decrease) in cash and cash equivalents	(130,512)	(234,231)
Cash and cash equivalents at beginning of period	574,411	974,826

Cash and cash equivalents at end of period	¥443,899	¥740,595

*	See Notes to consolidated financial statements on pages 15-16.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3.	In accordance with U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies and the impairment loss on goodwill and fixed assets are included as part of operating profit in the statement of operations.

4.	In June 2011, FASB issued Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income.” Accordingly, the company adopted ASU 2011-05 from fiscal 2013 and presents the consolidated statement of comprehensive income (loss) following the consolidated statement of operations.

5.	In other income (deductions), the company incurred expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

6.	The impairment losses of goodwill and intangible assets are included in Other income (deductions), net.

7.	The impairment losses of goodwill and intangible assets, and an increase in the valuation allowances to deferred tax assets are included in Other of cash flows from operating activities.

8.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

9.	Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each segment, and are included in Corporate and eliminations.

10.	Panasonic Electronic Devices Co., Ltd. and Panasonic Electronic Devices Japan Co., Ltd., were absorbed by the company on April 1, 2012.

11.	Effective from the beginning of fiscal 2013, investments and depreciation expenses in molding dies are included in “Capital investment” and “Depreciation (tangible assets),” respectively. Accordingly, the amounts of “Depreciation (tangible assets)” and “Capital investment” of supplementary information on consolidated statements of operations for fiscal 2012 are changed. The related amounts of the consolidated statements of cash flows and consolidated balance sheets for fiscal 2012 are also changed.

12.	Based on the board of directors meeting held on September 28, 2012, the company resolved to issue unsecured straight bonds up to 150.0 billion yen in order to enhance the stability of financial position with long-term stabilization of debt. The company plans to issue the bonds through public offering in Japan for the purpose of redemption of commercial paper and bonds.

13.	The board of directors of the company, held on September 28, 2012, resolved to set a credit line in order to secure the measures for stability of funds. Accordingly the company signed agreements with several banks as of October 1, 2012. Total amount of unsecured line of credit on this agreement is 600.0 billion yen.

14.	The company’s segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain company, in order to ensure consistency of its internal management structure and disclosure.

The company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for the six months ended September 30, 2011 has been reclassified to conform to the presentation for the six months ended September 30, 2012.

Other segment consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

15.	Number of consolidated companies: 561 (including parent company)

16.	Number of associated companies under the equity method: 101

# # #

October 31, 2012

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2013

Second Quarter and Six Months ended September 30, 2012

1. Segment Information

yen (billions)

	Fiscal 2013 Second Quarter					Fiscal 2013 Six Months ended September 30, 2012
	Sales	13/12	Segment Profit	% of sales	13/12	Sales	13/12	Segment Profit	% of sales	13/12
AVC Networks	330.3	71%	12.5	3.8%	—	690.0	76%	19.9	2.9%	—
Appliances	382.6	100%	13.6	3.6%	76%	814.0	102%	51.0	6.3%	97%
Systems & Communications	192.8	86%	-1.7	-0.9%	—	357.3	88%	-10.0	-2.8%	—
Eco Solutions	385.1	100%	14.7	3.8%	111%	740.3	100%	18.6	2.5%	96%
Automotive Systems	192.0	116%	4.5	2.3%	102%	382.7	138%	8.7	2.3%	1211%
Industrial Devices	355.4	92%	10.6	3.0%	523%	693.6	92%	17.9	2.6%	—
Energy	149.9	92%	2.7	1.8%	—	292.5	95%	2.8	0.9%	—
Other	354.8	71%	5.3	1.5%	49%	698.3	71%	9.4	1.3%	64%

Total	2,342.9	88%	62.2	2.7%	165%	4,668.7	90%	118.3	2.5%	215%
Corporate and eliminations	-519.2	—	-13.4	—	—	-1,030.5	—	-30.9	—	—

Consolidated total	1,823.7	88%	48.8	2.7%	116%	3,638.2	91%	87.4	2.4%	184%

2. Domain Companies’ Information

(Business domain company basis)

<Sales and Domain Company Profit >

yen (billions)

	Fiscal 2013 Second Quarter					Fiscal 2013 Six Months ended September 30, 2012
	Sales	13/12	Domain Company Profit	% of sales	13/12	Sales	13/12	Domain Company Profit	% of sales	13/12
Healthcare Company	33.0	94%	2.1	6.4%	98%	65.3	98%	3.9	6.0%	130%
Manufacturing Solutions Company	37.5	81%	5.0	13.3%	64%	82.1	88%	11.3	13.8%	78%

Note:	Healthcare Company and Manufacturing Solutions Company are included in Other segment.

3. Sales by Region

yen (billions)

	Fiscal 2013 Second Quarter			Fiscal 2013 Six Months ended September 30, 2012
		13/12	Local currency basis 13/12		13/12	Local currency basis 13/12
Domestic	956.1	89%	—	1,878.2	92%	—
Overseas	867.6	86%	88%	1,760.0	89%	93%
North and South America	242.6	99%	100%	486.6	101%	103%
Europe	152.2	81%	89%	320.4	83%	93%
Asia	210.9	81%	83%	438.4	85%	89%
China	261.9	83%	82%	514.6	88%	88%

Total	1,823.7	88%	89%	3,638.2	91%	92%

4. Sales by Products

yen (billions)

	Fiscal 2013 Second Quarter		Fiscal 2013 Six Months ended September 30, 2012
		13/12 *		13/12 *
LCD TVs	95.9	84%	188.2	87%
Plasma TVs	34.8	43%	77.2	48%
Digital cameras	26.3	63%	60.9	71%
BD recorders / players	10.5	37%	23.5	38%
Air conditioners	63.7	84%	166.2	93%
Washing machines and clothes dryers	39.4	112%	75.3	114%
Refrigerators	43.1	114%	82.8	117%
Electronic components and materials	163.8	95%	329.9	99%
Semiconductors	37.9	93%	75.5	92%

*	The company restructured its Group organization on January 1, 2012. Accordingly, the company reclassified the figures of fiscal 2012 included in the prior segments of PEW and PanaHome, and SANYO.

5. Capital Investment by Segments *

yen (billions)

	Fiscal 2013 Second Quarter		Fiscal 2013 Six Months ended September 30, 2012
		13-12		13-12
AVC Networks	13.9	-5.7	22.1	-7.9
Appliances	11.9	-0.8	23.3	+1.2
Systems & Communications	2.5	-0.8	4.3	-2.0
Eco Solutions	7.4	-1.1	15.2	-1.3
Automotive Systems	2.6	+0.9	4.5	+1.3
Industrial Devices	22.4	+3.9	41.1	+5.7
Energy	19.8	+6.6	36.3	+15.4
Other	5.8	-2.3	10.1	-5.0

Total	86.3	+0.7	156.9	+7.4

*	These figures are calculated on an accrual basis.
Note:	Effective from the beginning of fiscal 2013, investments in molding dies are included in “Capital investment.” Accordingly, the amounts of “Capital Investment” for fiscal 2012 are changed.

6. Foreign Currency Exchange Rates/Transaction

<Export Rates>

	Fiscal 2012 2nd quarter	Six Months ended September 30, 2012	Fiscal 2012 Full Year	Fiscal 2013 2nd quarter	Six Months ended September 30, 2013
U.S. Dollars	¥81	¥81	¥80	¥80	¥79
Euro	¥115	¥114	¥111	¥104	¥103

<Rates Used for Consolidation>

	Fiscal 2012 2nd quarter	Six Months ended September 30, 2012	Fiscal 2012 Full Year	Fiscal 2013 2nd quarter	Six Months ended September 30, 2013
U.S. Dollars	¥78	¥80	¥79	¥79	¥80
Euro	¥110	¥114	¥109	¥98	¥101

<Foreign Currency Transaction>

	Fiscal 2012 2nd quarter		Six Months ended September 30, 2012		Fiscal 2012 Full Year		Fiscal 2013 2nd quarter		Six Months ended September 30, 2013

U.S. Dollars	US$	0.9 billion	US$	1.8 billion	US$	3.0 billion	US$	0.6 billion	US$	1.2 billion
Euro		€0.4 billion		€0.8 billion		€1.7 billion		€0.5 billion		€0.9 billion

7. Number of Employees

(persons)

	End of Sept. 2011	End of March 2012	End of June 2012	End of Sept. 2012
Domestic	143,321	133,605	132,815	131,143
Overseas	217,379	197,162	194,697	190,753

Total	360,700	330,767	327,512	321,896

8. Fiscal 2013 Annual Forecasts

(1) Segment Information

yen (billions)

	Fiscal 2013 Forecast (as of May 11, 2012)					Fiscal 2013 Forecast (as of October 31, 2012)
	Sales	13/12	Segment Profit	% of sales	13/12	Sales	13/12	Segment Profit	% of sales	13/12
AVC Networks	1,730.0	101%	60.0	3.5%	—	1,410.0	82%	22.0	1.6%	—
Appliances	1,630.0	106%	100.0	6.1%	123%	1,540.0	100%	82.0	5.3%	101%
Systems & Communications	900.0	107%	24.0	2.7%	138%	790.0	94%	9.0	1.1%	52%
Eco Solutions	1,600.0	105%	60.0	3.8%	102%	1,560.0	102%	55.0	3.5%	93%
Automotive Systems	720.0	110%	18.0	2.5%	364%	740.0	113%	13.0	1.8%	263%
Industrial Devices	1,420.0	101%	40.0	2.8%	—	1,350.0	96%	23.0	1.7%	—
Energy	660.0	107%	3.0	0.5%	—	580.0	94%	0.0	0.0%	—
Other	1,660.0	88%	24.0	1.4%	102%	1,420.0	75%	10.0	0.7%	42%

Total	10,320.0	101%	329.0	3.2%	407%	9,390.0	92%	214.0	2.3%	265%
Corporate and eliminations	-2,220.0	—	-69.0	—	—	-2,090.0	—	-74.0	—	—

Consolidated total	8,100.0	103%	260.0	3.2%	595%	7,300.0	93%	140.0	1.9%	320%

(2) Domain Companies’ Information

(Business domain company basis)

<Sales and Domain Company Profit>

yen (billions)

	Fiscal 2013 Forecast (as of May 11, 2012)					Fiscal 2013 Forecast (as of October 31, 2012)
	Sales	13/12	Domain Company Profit	% of sales	13/12	Sales	13/12	Domain Company Profit	% of sales	13/12
Healthcare Company	139.8	105%	9.1	6.5%	103%	135.6	102%	8.3	6.1%	92%
Manufacturing Solutions Company	186.0	116%	29.0	15.6%	116%	143.8	90%	14.8	10.3%	59%

Note:	Healthcare Company and Manufacturing Solutions Company are included in Other segment.

(3) Sales by Region

yen (billions)

	Fiscal 2013 Forecast (as of May 11, 2012)			Fiscal 2013 Forecast (as of Oct. 31, 2012)
		13/12	Local currency basis 13/12		13/12	Local currency basis 13/12
Domestic	4,250.0	102%	—	3,900.0	94%	—
Overseas	3,850.0	105%	107%	3,400.0	92%	95%
North and South America	970.0	100%	103%	930.0	96%	98%
Europe	730.0	98%	102%	600.0	81%	88%
Asia	1,000.0	107%	111%	900.0	97%	100%
China	1,150.0	110%	111%	970.0	93%	93%

Total	8,100.0	103%	105%	7,300.0	93%	94%

(4) Capital Investment, Depreciation, R&D Expenditures

Capital Investment by Segments *

yen (billions)

	Fiscal 2013 Forecast (as of July 31, 2012)		Fiscal 2013 Forecast (as of October 31, 2012)
		13-12		13-12
AVC Networks	69.0	+8.6	66.0	+5.6
Appliances	55.0	+3.6	54.0	+2.6
Systems & Communications	11.0	-2.3	9.0	-4.3
Eco Solutions	27.0	-6.1	27.0	-6.1
Automotive Systems	10.0	+1.1	10.0	+1.1
Industrial Devices	72.0	-6.1	67.0	-11.1
Energy	86.0	+32.2	80.0	+26.2
Other	30.0	-4.7	27.0	-7.7

Consolidated total	360.0	+26.3	340.0	+6.3

*	These figures are calculated on an accrual basis.

Depreciation (tangible assets)

			yen (billions)

Fiscal 2013 Forecast (as of July 31, 2012)		Fiscal 2013 Forecast (as of October 31, 2012)
	13-12		13-12
300.0	+4.2	295.0	-0.8

R&D Expenditures

			yen (billions)

Fiscal 2013 Forecast (as of May 11, 2012)		Fiscal 2013 Forecast (as of October 31, 2012)
	13-12		13-12
510.0	-10.2	490.0	-30.2

(5) Foreign Currency Exchange Rates/Transaction

	Rates Used for Consolidation		Foreign Currency Transaction
	Fiscal 2013 Forecast (as of May 11, 2012)	Fiscal 2013 Forecast (as of October 31, 2012)	Fiscal 2013 Forecast (as of May 11, 2012)	Fiscal 2013 Forecast (as of October 31, 2012)
U.S. Dollars	¥78	¥79	US$2.5 billion	US$2.5 billion
Euro	¥103	¥99	€2.0 billion	€2.0 billion

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group.

The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2013

Sales	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sept.)
AVC Networks	359.7	330.3
Appliances	431.4	382.6
Systems & Communications	164.5	192.8
Eco Solutions	355.2	385.1
Automotive Systems	190.7	192.0
Industrial Devices	338.2	355.4
Energy	142.6	149.9
Other	343.5	354.8

Total	2,325.8	2,342.9
Eliminations	-511.3	-519.2

Consolidated total	1,814.5	1,823.7

Segment profit	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sept.)
AVC Networks	7.4	12.5
Appliances	37.4	13.6
Systems & Communications	-8.3	-1.7
Eco Solutions	3.9	14.7
Automotive Systems	4.2	4.5
Industrial Devices	7.3	10.6
Energy	0.1	2.7
Other	4.1	5.3

Total	56.1	62.2
Corporate and eliminations	-17.5	-13.4

Consolidated total	38.6	48.8

<Attachment 2> Reference

Segment information for fiscal 2012

Sales	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Fiscal 2012 (Apr. - Mar.)
AVC Networks	449.9	463.7	488.5	311.4	1,713.5
Appliances	417.7	383.4	386.3	346.8	1,534.2
Systems & Communications	181.6	223.6	194.7	240.9	840.8
Eco Solutions	356.5	386.1	394.0	389.2	1,525.8
Automotive Systems	111.7	165.9	169.2	206.4	653.2
Industrial Devices	364.0	387.7	333.8	319.1	1,404.6
Energy	145.1	162.6	154.1	153.1	614.9
Other	484.5	500.8	418.2	477.4	1,880.9

Total	2,511.0	2,673.8	2,538.8	2,444.3	10,167.9
Eliminations	-581.5	-598.1	-578.6	-563.5	-2,321.7

Consolidated total	1,929.5	2,075.7	1,960.2	1,880.8	7,846.2

Segment profit	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Fiscal 2012 (Apr. - Mar.)
AVC Networks	-3.8	-11.9	-24.8	-27.3	-67.8
Appliances	34.9	17.9	23.6	5.1	81.5
Systems & Communications	-9.9	3.3	4.3	19.6	17.3
Eco Solutions	6.1	13.3	19.1	20.4	58.9
Automotive Systems	-3.7	4.4	2.5	1.7	4.9
Industrial Devices	-2.7	2.1	-13.1	-2.9	-16.6
Energy	-7.5	-2.3	-6.9	-4.2	-20.9
Other	3.9	10.8	1.0	7.9	23.6

Total	17.3	37.6	5.7	20.3	80.9
Corporate and eliminations	-11.7	4.4	-13.8	-16.1	-37.2

Consolidated total	5.6	42.0	-8.1	4.2	43.7

<Attachment 3> Reference

Domain companies’ information for fiscal 2013

Sales	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sept.)
Healthcare Company	32.3	33.0
Manufacturing Solutions Company	44.6	37.5

Domain company profit	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sept.)
Healthcare Company	1.8	2.1
Manufacturing Solutions Company	6.3	5.0

Domain companies’ information for fiscal 2012

Sales	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Fiscal 2012 (Apr. - Mar.)
Healthcare Company	31.5	35.0	32.2	34.9	133.6
Manufacturing Solutions Company	47.2	46.6	32.5	33.5	159.8

Domain company profit	yen (billions)

	1st quarter (Apr. - June)	2nd quarter (July - Sep.)	3rd quarter (Oct. - Dec.)	4th quarter (Jan. - Mar.)	Fiscal 2012 (Apr. - Mar.)
Healthcare Company	0.9	2.1	2.1	3.7	8.8
Manufacturing Solutions Company	6.7	7.8	3.1	7.5	25.1

Note:	Healthcare Company and Manufacturing Solutions Company are included in Other segment.

October 31, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)

Global Public Relations Office

(Tel: +81-3-3574-5664)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Shozo Mizuno (Japan)

Corporate Finance & IR Group

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic to Reorganize Systems & Communications Company

Osaka, Japan, October 31, 2012 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that its Board of Directors decided to conduct mergers (“PSSJ Mergers”) where Panasonic System Solutions Japan Co., Ltd (“PSSJ”), a wholly-owned consolidated subsidiary of Panasonic, will absorb Panasonic System Networks Co., Ltd. (“PSN”), a wholly-owned consolidated subsidiary of Panasonic, and Panasonic System Solutions Infrastructure Co., Ltd. (“PSSIS”), a wholly-owned subsidiary of PSN. PSSJ Mergers are expected to take effect on March 1, 2013.

It was also decided that the mobile phone base station business of Panasonic Mobile Communications Co., Ltd. (“PMC”), a wholly-owned consolidated subsidiary of Panasonic, will be transferred, through a corporate split (“PMC Station Business Transfer”), to the newly merged company after implementation of PSSJ Mergers. At the same time, the mobile phone terminal business of PMC will be transferred to a new mobile phone terminal business company which will be newly incorporated through a corporate split of PMC (“PMC Terminal Business Transfer”). Then, Panasonic will absorb the remaining PMC (having only a function to hold and manage its assets) through a merger (“PMC Merger”) with an expected effective date of April 1, 2013. Details of the mergers and corporate splits are summarized below.

1. Purpose of the Reorganization

Panasonic aims for expansion of the solution business through unification of several functions for solution business, by integrating, through the merger, PSN and PSSIS, which are the companies for development and manufacture of systems, with PSSJ which is the sales and solution company, and switching to the business which is closely connected to the market and customers with an integrated operation of product development, manufacturing and sales. Further, Panasonic will seek improvement of its development capability and enhancement of its business capability, by integrating the PMC’s mobile phone base station business. With respect to the PMC’s mobile phone terminal business, by establishing a company specialized in the relevant business, Panasonic will enhance its business capability and aim for maintenance and expansion of its business in the mobile phone terminal market. At the same time, Panasonic will effectively utilize assets of PMC by absorbing the entity left with the function to manage PMC’s assets.

2. PSSJ Mergers (Simplified Procedure)

(1) Purpose of PSSJ Mergers

By unifying the system solution businesses which are currently divided into the company for development and manufacture, and the company for sales and solution, we ensure such business closely connected to the market and customers. At the same time, through unification of several functions for system solution, we will aim for expansion of the solution business.

(2) Summary of PSSJ Mergers

(a)	Schedule of PSSJ Mergers

In the middle of December, 2012 (planned):	Resolution of the Board of Directors on the merger
In the middle of December, 2012 (planned):	Signing of the merger agreement
March 1, 2013 (planned):	Effective date of the merger

(Note: Among PSSJ Mergers, the merger of PSN by PSSJ will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meeting of PSSJ will not be required, and the resolution of the shareholders’ meeting of PSN is scheduled to be made in the middle of February 2013.

Furthermore, among PSSJ Mergers, the merger of PSSIS by PSSJ will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of PSSJ and PSSIS will not be required.)

(b)	Method of PSSJ mergers

PSSJ, as the continuing company, will absorb PSN and PSSIS, which will be dissolved upon the merger.

(c)	Allotment in relation to the merger

There shall be no allotment of shares or any other consideration upon PSSJ mergers.

(d)	Treatment of stock acquisition rights and convertible bonds of the dissolving company

There are no stock acquisition rights or convertible bonds issued by PSN and PSSIS.

(3) Basic information of PSSJ, PSN and PSSIS

(As of September 30, 2012)

	Continuing Company	Dissolving Company	Dissolving Company
(1) Corporate name	Panasonic System Solutions Japan Co., Ltd. (PSSJ, which will change corporate name)	Panasonic System Networks Co., Ltd. (PSN)	Panasonic System Solutions Infrastructure Co., Ltd. (PSSIS)

(2) Head office	21-1, Ginza 8-chome, Chuo-ku, Tokyo, Japan	3-8, Shimomeguro 2-chome, Meguro-ku, Tokyo, Japan	600 Saedo-cho, Tsuzuki- ku, Yokohama City, Kanagawa, Japan

(3) Name and title of representative	President, Tsugio Iwasa	President, Toshiyuki Takagi	President, Akinori Yanase

(4) Principal lines of business	Sales of system equipment and AV equipment, plan, development and manufacture of software, etc., design and management of constructions, providing repair, maintenance and management support, and sales of information service, etc.	Development, manufacture and sales of surveillance and monitoring systems, verification and settlement systems, PBX, IP related equipment, business phone, document related equipment, etc.	Development and manufacture of wireless system network, infrastructure green power system, social infrastructure systems, etc.

(5) Stated capital	350 million yen	29,845 million yen	90 million yen

(6) Date established	April 1, 2008	December 24, 1955	September 1, 1988

(7) Number of shares issued	137,601 shares	175,140,851 shares	4,000 shares

(8) Fiscal year end	March 31	March 31	March 31

(9) Major shareholders and shareholding ratio	Panasonic Corporation 100%	Panasonic Corporation 100%	Panasonic System Networks Co., Ltd. 100%

(10) Operating results and financial conditions for the year ended March 31, 2012	Panasonic System Solutions Japan Co., Ltd. (Non-consolidated, Japan G.A.A.P.)	Panasonic System Networks Co., Ltd. (Non-consolidated, Japan G.A.A.P.)	Panasonic System Solutions Infrastructure Co., Ltd. (Non- consolidated, Japan G.A.A.P.)

Net assets	37,011	74,188	5,071

Total assets	97,201	141,182	14,983

Shareholders’ equity per share (yen)	268,543.61	422.62	1,266,798.64

Net sales	261,490	256,163	27,409

Operating profit (loss)	9,447	(6,108)	331

Ordinary income (loss)	9,597	(4,027)	217

Net income (loss) attributable to the company	4,666	(15,085)	49

Net income (loss) per share attributable to the company per share (yen)	33,914.28	(86.14)	12,488.60

Note:	In millions of yen, unless otherwise specified.

3. PMC Terminal Business Transfer

(1) Purpose of PMC Terminal Business Transfer

Panasonic intends to build a business structure which is specialized in the mobile phone terminal business in order to concentrate on such business and quickly respond to changes, thereby aiming to enhance business capability and to maintain and expand business in the relevant market.

(2) Summary of PMC Terminal Business Transfer

On April 1, 2013, upon changing its corporate name, PMC will transfer its mobile phone terminal business to Panasonic Mobile Communications Co., Ltd., which will be newly incorporated by a corporate split.

(Note: With respect to PMC Terminal Business Transfer, the resolution of the shareholders’ meeting of PMC is scheduled to be made in the middle of February 2013.)

4. PMC Station Business Transfer

(1) Purpose of PMC Station Business Transfer

Panasonic intends to improve development and other business capabilities with respect to the mobile phone base station business of PMC by transferring to the newly merged company after implementation of PSSJ Mergers with the wireless-related system business.

(2) Summary of PMC Station Business Transfer

The mobile phone base station business of PMC will be transferred to the newly merged company after implementation of PSSJ Mergers through a corporate split with an expected effective date of April 1, 2013.

5. PMC Merger (Simplified Procedure)

(1) Purpose of the PMC Merger

Panasonic intends to effectively utilize assets by absorbing the PMC entity, which will only have the function to hold and manage those assets, after the implementation of PMC Station Business Transfer and PMC Terminal Business Transfer.

(2) Summary of the PMC Merger

(a)	Schedule of the PMC Merger

In the middle of December, 2012 (planned):	Resolution of the Board of Directors on the merger
In the middle of December, 2012 (planned):	Signing of the merger agreement
April 1, 2013 (planned):	Effective date of the merger

(Note: The merger will be conducted through a simplified procedure provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of Panasonic and PMC will not be required.)

(b)	Method of the merger

Panasonic, as the continuing company, will absorb PMC, which will be dissolved upon the merger.

(c)	Allotment in relation to the merger

There shall be no allotment of shares or any other consideration upon the merger.

(d)	Treatment of stock acquisition rights and convertible bonds of the dissolving company

There are no stock acquisition rights or convertible bonds issued by PMC.

(3) Basic information of Panasonic and PMC

(As of September 30, 2012)

	Continuing Company		Dissolving Company
(1) Corporate name	Panasonic Corporation		Panasonic Mobile Communications Co., Ltd. (PMC, which will change its corporate name before this merger)

(2) Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		600 Saedo-cho, Tsuzuki-ku, Yokohama City, Kanagawa, Japan

(3) Name and title of representative	President, Kazuhiro Tsuga		President, Toshinori Hoshi

(4) Principal lines of business	Manufacture and sale of electronic and electric equipment, etc.		Development, manufacture and sales of mobile phone terminal and mobile phone base station

(5) Stated capital	258,740 million yen		22,856 million yen

(6) Date established	December 15, 1935		January 17, 1958

(7) Number of shares issued	2,453,053,497 shares		188,149,982 shares

(8) Fiscal year end	March 31		March 31

(9) Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (trust account)	5.17%	Panasonic 100% Corporation

	Japan Trustee Services Bank, Ltd. (trust account)	5.07%

	Nippon Life Insurance Company	3.12%

	Sumitomo Mitsui Banking Corporation	2.72%

	SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	2.57%

(10) Operating results and financial conditions for the year ended March 31, 2012	Panasonic Corporation (Consolidated, U.S. G.A.A.P.)		Panasonic Mobile Communications Co., Ltd. (Non-consolidated, Japan G.A.A.P.)

Net assets	1,977,566		143,563

Total assets	6,601,055		223,126

Shareholders’ equity per share (yen)	834.79		763.02

Net sales	7,846,216		156,291

Operating profit (loss)	43,725		(7,384)

Ordinary income (loss)	—		(5,013)

Net income (loss) attributable to the company	(772,172)		(4,435)

Net income (loss) per share attributable to the company per share (yen)	(333.96)		(23.57)

Notes:	1. In millions of yen, unless otherwise specified.
2. As of September 30, 2012, Panasonic holds 141,368,990 shares of its common stock.

3.      Panasonic’s “Shareholders’ equity per share” is presented in accordance with the United States Generally Accepted Accounting Principles (U.S. G.A.A.P.). As for PMC, the amount of “Net assets per share” is stated instead of “Shareholders’ equity per share.”

4. With respect to Panasonic, the item “Ordinary income” is omitted since it does not exist under U.S. G.A.A.P., which has been adopted by Panasonic on a consolidated basis.

5.      PMC’s information is as of September 30, 2012; however, as a result of PMC Station Business Transfer and PMC Terminal Business Transfer, PMC will only have a function to hold and manage its assets when the PMC Merger is conducted.

6. Conditions after the Merger

		Newly Merged Company	New Mobile Phone Terminal Business Company
(1)	Corporate name	Panasonic System Networks Co., Ltd. (The corporate name of continuing company, PSSJ, will be changed)	Panasonic Mobile Communications Co., Ltd.

(2)	Name and title of representative	Not yet decided	Not yet decided

(3)	Principal lines of business	Development, manufacture and sales of surveillance and monitoring camera, verification and settlement systems, PBX, IP related equipment, business phone, document related equipment and mobile phone base stations, etc.	Development, manufacture and sales of mobile phone.

(4)	Stated capital	350 million yen	5,700 million yen

(5)	Fiscal year end	March 31	March 31

7. Effect on Financial Outlook

Effects of these reorganizations on our consolidated financial results are reflected in our consolidated financial results for six months ended September 30, 2012 or are taken into account in the revision of our consolidated annual forecast, which were announced today.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented in accordance with generally accepted accounting principles in Japan. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under United States generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies, and impairment losses on long-lived assets are usually included as part of operating profit (loss) in the statement of income.

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